Reed Smith LLP Reed Smith Centre 225 Fifth Avenue Pittsburgh, PA 15222-2716 +1 412 288 3131 Fax +1 412 288 3063 reedsmith.com

February 9, 2012

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	F.N.B. Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-31940

Dear Mr. Webb:

This will confirm the telephone conversation on February 9, 2012, between you and me, as counsel to F.N.B. Corporation. During the conversation, you advised that it was acceptable for F.N.B. Corporation to extend to Friday, February 17, 2012, F.N.B.’s response to your comment letter dated January 11, 2012, with respect to the above-referenced filing.

Thank you for your consideration. Please feel free to call me directly at (412) 288-4589 if you have any questions.

Very truly yours,

/S/ GARY R. WALKER

Gary R. Walker

cc: James G. Orie, Chief Legal Officer (via email)